Exhibit 4.4.3

SECOND AMENDMENT TO THE

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

(Amended and Restated as of January 1, 2015)

WHEREAS, Exelon Corporation (the “Company”) sponsors the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek (Amended and Restated as of January 1, 2015) (the “Plan”); and

WHEREAS, the Company desires to amend the Plan at the request of the Internal Revenue Service, in connection with its review of the Plan for a favorable determination letter.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the power of amendment contained in Section 12(a) of the Plan, the fourth sentence of Section 6(b) of the Plan is amended, effective January 1, 2015, to read as follows:

In addition, effective January 1, 2016, the Trustee shall establish and maintain, or shall cause to be established and maintained, an investment fund herein called the “Employer Stock Fund” which shall be invested in the common stock, without par value, of Exelon Corporation, which is publicly traded on an established securities market (“Common Stock”), and shall also include such short term obligations and short-term liquid investments purchased by the Trustee, in accordance with the trust agreement, pending the selection and purchase of the Common Stock or as otherwise determined by the Trustee to be necessary to satisfy such fund’s cash needs.

IN WITNESS WHEREOF, Exelon Corporation has caused this instrument to be executed by its Senior Vice President and Chief Human Resources Officer, on this 13th day of June, 2017.

EXELON CORPORATION

By:	/s/ Amy E. Best
Amy E. Best
Senior Vice President and Chief Human Resources Officer